GREGORY J. SCHWARTZ & CO., INC.

STATEMENT OF FINANCIAL CONDITION
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

MARCH 31, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
20955

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/2021 (MM/DD/YY) AND ENDING 03/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Gregory J. Schwartz & Co. Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3707 West Maple Rd.
(No. and Street)

Bloomfield Hills	MI	48301
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Edward A. Schwartz	(248)644-2701	
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – if individual, state last, first, and middle name)

20646 Abbey Woods Ct. N, Ste. 201	FRANKFORT	IL	60423
(Address)	(City)	(State)	(Zip Code)

12/21/2010	5376
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Edward A. Schwartz_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _Gregory J. Schwartz & Co. Inc._____, as of _March 31_____, 2_022___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MARGARET M. GORDON
NOTARY PUBLIC, STATE OF MI
COUNTY OF OAKLAND
MY COMMISSION EXPIRES Nov 30, 2023
ACTING IN COUNTY OF **OAKLAND**

margaret M Gordon

Notary Public

Signature: _Edward A S T_____

Title: _President_____

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable._



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Gregory J. Schwartz & Co., Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Gregory J. Schwartz & Co., Inc. (the "Company") as of March 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Gregory J. Schwartz & Co., Inc. as of March 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Gregory J. Schwartz & Co., Inc.'s auditor since 1995.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
June 20, 2022

GREGORY J. SCHWARTZ & CO., INC.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2022

ASSETS

Cash and cash equivalents	$ 1,130,757
Commissions receivable	1,546,282
Receivable from broker/dealers	1,526,004
Related party receivables	148,022
Other assets	76,516
TOTAL ASSETS	**$ 4,427,581**

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES

Accounts payable and accrued expenses	$ 39,654
Commissions and other compensation payable	1,785,387
Profit sharing contribution payable	226,102
Total Liabilities	$ 2,051,143

SHAREHOLDERS' EQUITY

Common stock	$ 14,000
Additional paid-in capital	696,000
Retained earnings	1,666,438
Total SHAREHOLDERS' Equity	$ 2,376,438
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 4,427,581

The accompanying notes are an integral part of this financial statement.

GREGORY J. SCHWARTZ & CO., INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED MARCH 31, 2022

NOTE 1 - NATURE OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - Gregory J. Schwartz & Co., Inc. (the "Company") was incorporated in the state of Michigan on August 4, 1976. The Company was previously a wholly-owned subsidiary of Schwartz Holdings, LLC. As of April 1, 2021, the shareholders of the Company acquired the ownership from Schwartz Holdings, LLC and elected to be an S-Corporation (see Note 3). The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activities are the sale of securities and providing investment advice.

Basis of Presentation - The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Recognition of Revenue – The Company follows the revenue recognition guidance that requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation.

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenue on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

GREGORY J. SCHWARTZ & CO., INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED MARCH 31, 2022

NOTE 1 - NATURE OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - *(Continued)*

Significant Judgments - The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same business date as the transaction date. Revenue derived from the sale of limited partnership units on contingent offerings is recognized at the time the limited partnership's escrow agent distributes sales commissions to the Company.

12B-1 Trails and Advisory Fees – Revenue for 12B-1 trails and advisory fees are asset-based revenues based on average balances and average rates. Average balances consist primarily of customer account balances and average rates consist of average rates and fees earned and paid on such balances. Asset based revenues are recognized over time as services are preformed for customers during the term of the agreement.

Concentrations of Credit Risk - The Company is engaged in various brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, the Company's cash is on deposit at three financial institutions and the balances at times may exceed the federally insured limit. The Company has not experienced any losses as a result.

GREGORY J. SCHWARTZ & CO., INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED MARCH 31, 2022

NOTE 1 - NATURE OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - *(Continued)*

Cash Equivalents - For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Receivables - The Company reviews the receivables for collectability on a regular basis. The allowance for doubtful accounts reflects management's best estimate of probable losses determined principally on the basis of historical experience. The allowance for doubtful accounts was $0 at March 31, 2022.

Leases - The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. At March 31, 2022, the Company did not have any lease obligations, as any potential leased assets are covered through a management fee agreement (See Note 7).

Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the FINRA, the Company is subject to the U.S. Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At March 31, 2022, the Company's net capital and required net capital were $1,533,387 and $136,743, respectively. The ratio of aggregate indebtedness to net capital was 134%.

NOTE 3 – COMMON STOCK

The authorized, issued, and outstanding shares of common stock at March 31, 2022, is as follows:

Common stock, $1 par value; 50,000 shares authorized; 14,000 shares issued and outstanding.

GREGORY J. SCHWARTZ & CO., INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED MARCH 31, 2022

NOTE 4 - INCOME TAXES

The Company, with the consent of its shareholders, has elected S Corporation status for income tax purposes, with a tax year ending December 31. In lieu of corporation income taxes, the shareholders separately account for the Company's items of income, deductions, losses and credits. As a result of this election, no income taxes have been recognized in the accompanying financial statements.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. For the year ended March 31, 2022, the Company had no material uncertain tax positions that are required to be recorded as a liability.

The Company files income tax returns in U.S. federal jurisdiction and various states. With a few exceptions, the Company is no longer subject to examinations by tax authorities for federal, state or local income taxes for periods before 2019.

NOTE 5 - PROFIT-SHARING PLAN

The Company has a discretionary profit-sharing plan, which is integrated with social security, covering substantially all of its employees. The plan includes a provision under Internal Revenue Code Section 401(k) whereby participants may contribute to the plan. The Company makes a 3% minimum safe harbor contribution based on participant eligibility and gross wages. The plan is on a calendar year end. The Company contributions for the profit-sharing and safe harbor plan for the calendar year 2021 (including the over/under accrual) is $161,569 which is included in profit sharing contribution payable on the Statement of Financial Condition.

NOTE 6 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT

The Company's customers enter into various transactions involving derivatives and other off-balance-sheet financial instruments. These financial instruments include exchange-traded and over-the-counter options.   These derivative financial instruments are used to meet the needs of customers and are, therefore, subject to varying degrees of market and credit risk.

NOTE 6 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT - *(Continued)*

Since the Company enters into the aforementioned transactions solely for the benefit of its customers, the Company does not bear any of the credit or market risk of those customers, with the exception of the risk to the Company should its customers fail to honor their obligations related to these derivative and other off-balance sheet financial instruments, as mentioned below.

In order to execute and process the aforementioned, as well as other securities transactions, the Company, in March 2021, renewed an agreement with another broker/dealer (Clearing Broker/Dealer) which stays in effect through July 2027 (initial term), whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/Dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced transactions are performed by the Clearing Broker/Dealer. The customer accounts are therefore maintained and recorded in the books and records of the Clearing Broker/Dealer on the Company's behalf. Under the terms of the agreement, the Company is prohibited from entering into a similar agreement with another broker/dealer without prior approval from the Clearing Broker/Dealer. The Company has deposited $25,000 with the Clearing Broker/Dealer to ensure the Company's performance under the agreement. This amount is included in "Receivable from broker/dealers" on the statement of financial condition. The agreement also states that the minimum revenue requirement per calendar quarter to the Clearing Broker/Dealer is $9,000 and, should the Company terminate the agreement, the Company must pay $3,000 for every month remaining in the initial term or any renewal term. Further provisions of the agreement state that the Company is to be held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/Dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/Dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized on the purchase or sale and any additional expenses incurred pertaining to the transaction or other customer activity.

GREGORY J. SCHWARTZ & CO., INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED MARCH 31, 2022

NOTE 7 - RELATED PARTY TRANSACTIONS

The Company, through common ownership, is affiliated with Schwartz Holdings, LLC (SHLLC), Bloomfield Town Center, LLC (BTC), Schwartz Land Company, LLC D/B/A Offices at Maple/Lahser (SLC), Schwartz Investment Banking, LLC (SIB), Schwartz Financial Group, Inc. (SFG), AHSFGI, LLC, Schwartz Benefit Services, LLC (SBS), Stag Group, LLC, AGW Associates, The B.A.C.O.N. Investment Club L.L.C. Schwartz Florida, LLC (SFLLC), and Mi Community Bancorp PP (Mi Bank – a registered bank). In addition, SFG and an officer of the Company are the general partners or managing members of several limited partnerships and limited liability companies.

The Company paid an officer and shareholder of the Company $12,000 for the use of office space during the year ended March 31, 2022. The lease terms are month-to-month.

In January 2022, the Company, leased office space from a related party for $9,991 per month. The lease terms are month-to-month. Rent Expense for this lease, for the year ended March 31. 2022 was $29,974.

The Company received $246,494 from affiliated companies for reimbursements of clerical and other payroll related expenses incurred on their behalf during the year ended March 31, 2022.   These reimbursements are included in the statement of operations in compensation expense and other expense. At March 31, 2022, $148,022 was receivable regarding the aforementioned arrangement, from these affiliated companies.

Effective March 1, 2010 (and amended June 26, 2014), the Company entered into an expense sharing agreement with SHLLC. According to terms of the agreement, SHLLC will provide the Company with certain management and consulting services. In addition, SHLLC will pay certain overhead expenses on behalf of the Company. In return for these services, the Company has agreed to pay fees and other reimbursements to SHLLC.   This agreement may be terminated with or without cause by either party with written notification. Included on the Statement of Operations is $1,181,001 paid to SHLLC under this agreement, as follows:

NOTE 7 - RELATED PARTY TRANSACTIONS – *(Continued)*

Occupancy	$ 319,708
Communications	168,229
Travel and promotion	130,850
Management fees	161,364
Other	400,850
Total	$ 1,181,001

NOTE 8 - CONTINGENCIES

The Company, from time to time, is involved in certain claims and arbitrations incidental to its business. Management is of the opinion that any claims, either individually or in the aggregate, to which the Company is a party will not have a material adverse effect on the Company's financial position or operations.

NOTE 9 – REVENUE FROM CONTRACTS WITH CUSTOMERS

In regard to ASC Topic 606, revenue has been disaggregated on the Statement of Income. For presentation purposes, revenue on the Statement of Operations is disaggregated further than what was presented on the FOCUS filings. No further disaggregation is warranted at March 31, 2022.

NOTE 10 – SUBSEQUENT EVENT

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the financial statements were issued, noting none.